RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated May 4, 2017
Pricing Supplement Dated May __, 2017 to the Product Prospectus Supplement ERN-EI-1 Dated January 12, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016

$_________ Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due May 10, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Return Notes with Lookback Initial Level (the “Notes”) linked to the performance of the EURO STOXX 50® Index (the “Reference Asset”).
The CUSIP number for the Notes is 78012KQ83. The Notes do not pay interest. The Notes provide a one-for-one positive return if the level of the Reference Asset increases from the Initial Level to the Final Level of the principal amount. Investors are subject to a one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 20%. Any payments on the Notes are subject to our credit risk.
The Initial Level will be determined on the 30th calendar day after the Pricing Date, and will be the lowest closing level of the Reference Asset from the Pricing Date to that 30th calendar day (inclusive).
Issue Date: May 10, 2017
Maturity Date: February 10, 2022
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2016, and “Selected Risk Considerations” beginning on page P-6 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $970.00 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this terms supplement is $921.97 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $901.97 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $30 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $30 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-14 below.
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	EURO STOXX 50® Index
Bloomberg Ticker:	SX5E
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	May 5, 2017
Issue Date:	May 10, 2017
CUSIP:	78012KQ83
Valuation Date:	February 7, 2022
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + (Principal Amount x Percentage Change)
If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and
-20.00%), then the investor will receive the principal amount only.
If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

P- 2	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
Initial Level:
The lowest closing level of the Reference Asset on any trading day (subject to adjustment as described below) during the Initial Level Determination Period. The actual Initial Level will not be determined until after the Pricing Date and will be made available to investors in the Notes after the expiration of the Initial Level Determination Period.

Initial Level Determination Period:
The period from and including the Pricing Date to and including the day that is approximately 30 calendar days following the Pricing Date (or if that day is not a trading day, the immediately following trading day). The final date of the Initial Level Determination Period will be set forth in the final pricing supplement relating to the Notes.

Final Level:	The closing level of the Reference Asset on the Valuation Date.
Buffer Percentage:	20%
Buffer Level:	80% of the Initial Level. The Buffer Level will be determined after the Initial Level is determined, as set forth above.
Maturity Date:	February 10, 2022, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 12, 2016.
Term:	Approximately four (4) years and nine (9) months
Principal at Risk:
The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 20%.

Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2016, as modified by this terms supplement.

P- 3	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 12, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-EI-1 dated January 12, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047560/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P- 4	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a Buffer Percentage of 20% (the Buffer Level is 80% of the Initial Level), that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	10%
	Payment at Maturity:	$1,000 + ($1,000 x 10%) = $1,000 + $100.00 = $1,100.00
	On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.00% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.
	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-35%
	Payment at Maturity:	$1,000 + [$1,000 x (-35% + 20%)] = $1,000 - $150.00 = $850.00
	On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $850.00, a -15% return on the Notes.

P- 5	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the level of the Reference Asset. You will lose one percent of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than 20%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
The Initial Level Will Be Determined After the Pricing Date of the Notes. The Initial Level of the Reference Asset will be determined based on the lowest closing level of the Reference Asset during the Initial Level Determination Period. The Initial Level Determination Period will, as described above, end on a day that is approximately 30 calendar days after the Pricing Date for the Notes. As a result, the Initial Level will not be determined, and neither you nor we (nor RBCCM or any of our affiliates) can be certain of what the Initial Level will be, until after the Pricing Date and the settlement date of the Notes.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the level of the Reference Asset increases after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in

P- 6	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P- 7	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
OCCURRENCE OF A MARKET DISRUPTION EVENT DURING THE INITIAL LEVEL
DETERMINATION PERIOD
If a Market Disruption Event occurs on any trading day during the Initial Level Determination Period (any such day being a “Market Disruption Day”), the calculation agent will establish the closing level of the Reference Asset for such Market Disruption Day as follows:
•	The closing level of the Reference Asset for the applicable Market Disruption Day will be disregarded, except as set forth below.
•
Notwithstanding the foregoing, if a Market Disruption Event occurs for three or more consecutive scheduled trading days during the Initial Level Determination Period, then, on the second trading day on which no Market Disruption Event occurs following such Market Disruption Days, the closing level of the Reference Asset for each such Market Disruption Day will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances.

•
If a Market Disruption Event occurs on the final date of the Initial Level Determination Period, then the closing level of the Reference Asset for that day will be the closing level of the Reference Asset on the first scheduled trading day thereafter on which no Market Disruption Event occurs or is continuing, provided that if a Market Disruption Event occurs on the final date of the Initial Level Determination Period and on the first two scheduled trading days thereafter, the calculation agents will determine or, if not determinable, estimate the closing level of the Reference Asset as of that final date on the second scheduled trading day after that final date acting in a commercially reasonable manner.

P- 8	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this terms supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited, as the sponsor of the Reference Asset (“STOXX”). STOXX, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of STOXX discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
The Reference Asset was created by STOXX, a subsidiary of Deutsche Börse AG.  Publication of the Reference Asset began in February 1998, based on an initial index level of 1,000 at December 31, 1991.
Composition and Maintenance
The Reference Asset is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.
The composition of the Reference Asset is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the Reference Asset are made to ensure that the Reference Asset includes the 50 market sector leaders from within the Reference Asset.
The free float factors for each component stock used to calculate the Reference Asset, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.
The Reference Asset is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Reference Asset composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.
Calculation of the Reference Asset
The Reference Asset is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the Reference Asset value can be expressed as follows:
Reference Asset =	Free float market capitalization of the Reference Asset	x 1,000
Adjusted base date market capitalization of the Reference Asset

The “free float market capitalization of the Reference Asset” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Reference Asset is being calculated.
The Reference Asset is also subject to a divisor, which is adjusted to maintain the continuity of the Reference Asset values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

P- 9	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Reference Asset) in connection with certain securities, including the Notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the Reference Asset and the related trademarks for use in connection with the Notes.  STOXX does not:
•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the Reference Asset, or have any obligation to do so.
STOXX will not have any liability in connection with the Notes.  Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Reference Asset and the data included in the Reference Asset;
•	the accuracy or completeness of the Reference Asset and its data;
•	the merchantability and the fitness for a particular purpose or use of the Reference Asset and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the Reference Asset or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

P- 10	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2012, 2013, 2014, 2015 and 2016, the first quarter of 2017 and the period from April 1, 2017 through May 3, 2017.
We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
EURO STOXX 50® Index (“SX5E”)

P- 11	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
Period-Start Date	Period-End Date	High Intra-Day Level of the Reference Asset	Low Intra-Day Level of the Reference Asset	Period-End Closing Level of the Reference Asset
1/1/2012	3/31/2012	2,611.42	2,279.73	2,477.28
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/30/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93
1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,602.59
7/1/2013	9/30/2013	2,955.47	2,539.15	2,893.15
10/1/2013	12/31/2013	3,116.23	2,891.39	3,109.00
1/1/2014	3/31/2014	3,185.68	2,944.13	3,161.60
4/1/2014	6/30/2014	3,325.50	3,083.43	3,228.24
7/1/2014	9/30/2014	3,301.15	2,977.52	3,225.93
10/1/2014	12/31/2014	3,278.97	2,789.63	3,146.43
1/1/2015	3/31/2015	3,742.42	2,998.53	3,697.38
4/1/2015	6/30/2015	3,836.28	3,374.18	3,424.30
7/1/2015	9/30/2015	3,714.26	2,973.16	3,100.67
10/1/2015	12/31/2015	3,524.04	3,036.17	3,267.52
1/1/2016	3/31/2016	3,266.01	2,672.73	3,004.93
4/1/2016	6/30/2016	3,156.86	2,678.27	2,864.74
7/1/2016	9/30/2016	3,101.75	2,742.66	3,002.24
10/1/2016	12/31/2016	3,290.52	2,937.98	3,290.52
1/1/2017	3/30/2017	3,484.02	3,214.31	3,481.58
4/1/2017	5/3/2017	3,593.13	3,407.33	3,586.25

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P- 12	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury Department regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P- 13	RBC Capital Markets, LLC

Buffered Return Notes with Lookback Initial Level Linked to the EURO STOXX 50® Index, Due February 10, 2022
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about May 10, 2017, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution - Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 12 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P- 14	RBC Capital Markets, LLC